SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2006, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: VIVO Participações S.A.
Group and Related Persons	( X )	( )	( )	( )
	Board of Directors	Management	Audit Committee	Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	110	0.0000	0.0000
Shares	Preferred	1.796	0.0002	0.0001
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common
Shares	Preferred
Final Balance*
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	110	0.0000	0.0000
Shares	Preferred	1.796	0.0002	0.0001

Corporate Restructuring: The shareholders of Tele Centro Oeste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.  have become shareholders of Vivo Participações S/A.

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2006, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: VIVO Participações S.A.
Group and Related Persons	( )	( )	( x )	( )
	Board of Directors	Management	Audit Committee	Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	-	0.0000	0.0000
Shares	Preferred	238	0.0000	0.0000
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common
Shares	Preferred
Final Balance*
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	-	0.0000	0.0000
Shares	Preferred	238	0.0000	0.0000

Corporate Restructuring: The shareholders of Tele Centro Oeste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.  have become shareholders of Vivo Participações S/A.

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2006, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: VIVO Participações S.A.
Group and Related Persons	( )	(x)	( )	( )
	Board of Directors	Management	Audit Committee	Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	0	0.0000	0.0000
Shares	Preferred	0	0.0000	0.0000
Operations in the Month
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common
Shares	Preferred
Final Balance*
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	0	0.0000	0.0000
Shares	Preferred	154	0.0000	0.0000

Corporate Restructuring: The shareholders of Tele Centro Oeste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.  have become shareholders of Vivo Participações S/A.

(1)  When filing in the form, delete the lines that do not have any information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: Consolidated data must provide information by group: Directors, Management (which have not been included in the Board of Directors), among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.